SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

44109J106
(CUSIP Number)

Gores Sponsor LLC
9800 Wilshire Blvd.
Beverly Hills, CA 90212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44109J106	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gores Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,240,594 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,240,594 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,240,594 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Directly owned by Gores Sponsor LLC (“Gores Sponsor”). Includes 8,290,494 shares of Class A Common Stock issuable upon exercise of 16,580,989 Private Placement Warrants.

CUSIP No. 44109J106	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AEG Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,240,594 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,240,594 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,240,594 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor.

CUSIP No. 44109J106	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Platinum Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,240,594 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,240,594 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,240,594 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor.

CUSIP No. 44109J106	13D	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alec Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,240,594 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,240,594 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,240,594 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor.

CUSIP No. 44109J106	13D	Page 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tom Gores

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
16,240,594 (1) (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (1) (see Item 5)

	10	SHARED DISPOSITIVE POWER
16,240,594 (1) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,240,594 (1) (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (1) (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes the shares of Class A Common Stock and Private Placement Warrants owned by Gores Sponsor.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D originally filed on November 14, 2016, as amended (the “Schedule 13D”), and is filed jointly by Gores Sponsor LLC (“Gores Sponsor”), AEG Holdings, LLC (“AEG”), Platinum Equity, LLC (“Platinum Equity”), Alec Gores (“Alec Gores”), and Tom Gores (“Tom Gores”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

Since the filing of Amendment No. 2 to this Schedule 13D, as described in Item 5(c) of this Amendment No. 3, Gores Sponsor has made certain distributions of securities of the Issuer to its members.  The Reporting Persons intend to review their investments in the securities of the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time.  The Reporting Persons intend to dispose of some or all of their interest in the securities of the Issuer owned (or acquired pursuant to the exercise of the Private Placement Warrants) in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their members (as applicable), or otherwise, depending on the course of action the Reporting Persons pursue, market conditions, and other factors.  The Reporting Persons may also acquire additional securities of the Issuer in the open market, in privately negotiated transactions, through derivative transactions, through the exercise of the Private Placement Warrants, or otherwise, depending on the course of action the Reporting Persons pursue, market conditions, and other factors.  In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time.  Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)-(b)    The responses of the Reporting Persons to Rows (7) to (13) of the cover pages of this Amendment No. 3 as of September 18, 2017, are incorporated herein by reference.  As of September 18, 2017, Gores Sponsor held 7,950,100 shares of Class A Common Stock and 16,580,989 Private Placement Warrants.  AEG and Platinum Equity are the managing managers of Gores Sponsor.  Alec Gores is the managing member of AEG.  Tom Gores is the managing member of Platinum Equity.  As a consequence of these relationships, each of AEG, Platinum Equity, Alec Gores and Tom Gores may be deemed to share beneficial ownership of the securities held by Gores Sponsor.  Accordingly, as of September 18, 2017, the Reporting Persons beneficially owned 16,240,594 shares of Class A Common Stock (including 8,290,494 shares of Class A Common Stock issuable upon exercise of 16,580,989 Private Placement Warrants), which represents 15.0% of the Class A Common Stock outstanding (based upon 108,282,678 shares of Class A Common Stock outstanding, which is (i) 99,992,183 shares of Class A Common Stock outstanding as of August 4, 2017, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2017, plus (ii) 8,290,494 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants held by Gores Sponsor).

(c)          Since Amendment No. 2, through and including September 18, 2017, no transactions were effected in the Class A Common Stock by the Reporting Person except that Gores Sponsor made the following distributions to its members:  on June 1, 2017 -  846,465 shares of Class A Common Stock; on August 1, 2017 - 387,364 shares of Class A Common Stock; and on September 14, 2017 -  419,011 Private Placement Warrants (representing the right to purchase 209,505 shares of Class A Common Stock).

(d)          Not applicable.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

GORES SPONSOR LLC

By:	AEG Holdings, LLC, its Managing Member
By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

By:	Platinum Equity, LLC, its Managing Member
By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Chief Financial Officer

ALEC GORES

/s/ Alec Gores
Alec Gores

TOM GORES

/s/ Mary Ann Sigler, Attorney-in-fact
Mary Ann Sigler, Attorney-in-fact